Mail Stop 6010
Via Facsimile and U.S. Mail


September 7, 2005

Ms. Mary Jane Johnson
President and Chief Executive Officer
Comprehensive Care Corporation
204 South Hoover Blvd., Suite 200
Tampa, Florida 33609

      Re:      Comprehensive Care Corporation
       Form 10-K for Fiscal Year Ended May 31, 2005
	             File No. 1-9927

Dear Ms. Johnson:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements Discussion and Analysis
Critical Accounting Estimates, page 14

1. Disclosure providing investors with a fuller understanding of the uncertainties in applying critical accounting policies and explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. This disclosure should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. We were unable to find this disclosure in your filing. Please provide us in disclosure-type format information about the uncertainties in applying your critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.


2. Your disclosure regarding accrued claims payable does not adequately explain how you compute this estimate, particularly the impact of changes in judgments and uncertainties on operating results. We note that the impact of changes in the ratio of healthcare operating expenses to operating revenue appeared to be significant. Accordingly, please provide us the following information for each line of business in disclosure-type format.

* Amount of accrued claim liability for reported claims, claims that have been incurred but not reported and claim adjustment expenses for each balance sheet date presented.
* Description of the nature of your liability for incurred but not reported claims. It is unclear whether this estimate relates only to services provided by healthcare providers as of the balance sheet date but not reported to you or all services to be provided in connection with an insured event. We note that you describe accrued claims payable on page 27 as representing the "ultimate net amounts for all behavioral healthcare services."
* Range of accrued claim estimates as determined by your actuaries.
Discuss the key assumptions used to arrive at management`s best estimate of accrued claims payable within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Changes in the methods or key assumptions made to estimate the accrued claims liability for each period presented.
* Roll forward of the accrued claim liability for each period presented using the format described in SOP 94-5. For changes in estimate related to insured events of prior years, describe in reasonable specificity the new events that occurred or additional information acquired since the prior reporting date that led to the change in estimate.
* Description of the expected effects on future operations and financial condition of known trends in healthcare expenses (e.g. utilization).



Consolidated Financial Statements

Consolidated Statements of Operations, page 22

3. We note that at May 31, 2005 fully integrated capitated lives and combined MSO and ASO lives totaled 679,000 and 245,000, respectively.
Because of the potential variability on a company`s earnings arising from capitated arrangements, we believe that separate line item presentation is appropriate for revenue and cost of revenue related to capitated and non-capitated arrangements. At a minimum, the amount of capitated revenue earned should be disclosed in the notes to your financial statements and MD&A should separately disclose and discuss the amount of revenue and cost of revenue for capitated and non-capitated arrangements Please provide us this information in disclosure-type format.

Note 2. Summary of Significant Accounting Policies

Healthcare Expense Recognition, page 25

4. We note your statement that you recognize healthcare services when you are "obligated" to provide such services. It is unclear as to what this obligation refers to. Please provide us a complete description of this obligation and the primary sources of information that you utilize to determine the timing and amount of this expense recognition.

Note 3. Liquidity, page 30

5. We note that of $776,000 in private placement proceeds raised in March 2005, you allocated $234,000 to warrants. We were unable to locate disclosure relating to these warrants elsewhere in your filing. Please describe the terms of these warrants and the basis for their valuation in disclosure-type format.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Ms. Mary Jane Johnson
Comprehensive Care Corporation
September 7, 2005
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